SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               ARAMARK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
                 Class B Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                           Class A Common Stock: None
                         Class B Common Stock: 038521100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                               New York, NY 10017
                                 (212) 878-0600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000



--------------------------------------------------------------------------------
                                   May 1, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                 Page 3 of 16 pages
------------- ------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Private Equity IX, L.P.
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
------------- ------------------------------------------------------------------

     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                -0-
NUMBER OF           ----------- ------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH                ----------- ------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON
WITH                            -0-
                    ----------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                 Page 4 of 16 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus IX, LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                -0-
NUMBER OF           ----------- ------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH                ----------- ------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON
WITH                            -0-
                    ----------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                 Page 5 of 16 pages
------------- ------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Partners LLC
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
------------- ------------------------------------------------------------------

     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                -0-
NUMBER OF           ----------- ------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH                ----------- ------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON
WITH                            -0-
                    ----------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                 Page 6 of 16 pages
------------- ------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus LLC
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                -0-
NUMBER OF           ----------- ------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH                ----------- ------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON
WITH                            -0-
                    ----------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                 Page 7 of 16 pages
------------- ------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus & Co.
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
------------- ------------------------------------------------------------------

     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                -0-
NUMBER OF           ----------- ------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH                ----------- ------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON
WITH                            -0-
                    ----------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                 Page 8 of 16 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles R. Kaye
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                -0-
NUMBER OF           ----------- ------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH                ----------- ------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON
WITH                            -0-
                    ----------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                 Page 9 of 16 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph P. Landy
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                -0-
NUMBER OF           ----------- ------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH                ----------- ------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON
WITH                            -0-
                    ----------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

Item 1.   Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of ARAMARK Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

     Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. Therefore, the Warburg Pincus Reporting Persons (as defined in Item 2 below) may be deemed to beneficially own the shares of Class B Common Stock into which any Class A Common Stock the Warburg Pincus Reporting Persons may be deemed to beneficially own is convertible. In addition, subject to certain exceptions set forth in the Company's Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent any shares of Class A Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons are converted into Class B Common Stock, each Warburg Pincus Reporting Person's beneficial ownership of Class A Common Stock, if any, will be reduced by an equal number of shares.

Item 2.  Identity and Background

     (a) This Schedule 13D is being filed by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX, LLC, a New York limited liability company and the sole general partner of WP IX ("WP IX LLC"), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company that manages WP IX ("WP LLC"), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC ("WP"), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (WP IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being referred to as the "Warburg Pincus Reporting Persons"). The agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 1.

     (b) The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. The general partners of WP and the members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

     (c) The principal business of WP IX is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of WP IX. The principal business of WP LLC is managing certain private equity funds, including WP IX. The principal business of each of Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto.

     (d) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members or directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members or directors named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) WP IX is a limited partnership organized under the laws of the State of Delaware. WP IX LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on
Schedule I hereto, each of individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt financing. In addition, it is anticipated that a portion of the shares of Class A Common Stock and Class B Common Stock currently held by Joseph Neubauer, the Chairman of the Board of Directors and Chief Executive Officer of the Company, will be contributed to the acquisition vehicle. Members of the Company's senior management team also may contribute shares of Class A Common Stock or Class B Common Stock to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this
Item 3.

     The Investors have obtained a "highly confident" letter regarding the debt financing, as described in the Proposal Letter (as defined in Item 4 below). A copy of the "highly confident" letter is filed as Exhibit 2 to this Schedule 13D, and is incorporated by reference into this Item 3.

Item 4.  Purpose of Transaction

     On May 1, 2006, a letter (the "Proposal Letter") was delivered to the Board of Directors of the Company in which it was proposed that Mr. Neubauer and other investors that are expected to include funds managed by GS Capital Partners, J.P.

Morgan Partners, Thomas H. Lee Partners and WP LLC (collectively, the "Investors"), would offer to acquire by merger, for a purchase price of $32.00 in cash per share, all of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock, other than any shares held by any of the Investors and members of the Company's senior management team that are to be invested in the transaction (the "Proposal").

     As described in the Proposal Letter, the Investors anticipate that the Company will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the "Special Committee") to consider the Proposal. To facilitate that review, the Investors intend to provide shortly (1) equity and debt commitment letters for all amounts necessary to effect the transaction and (2) a proposed form of merger agreement and other transaction documentation. The Investors noted that they are prepared to move very quickly to finalize the definitive transaction and related documents. No binding obligation on the part of any Warburg Pincus Reporting Person, any Investor or the Company will arise with respect to the Proposal or any transaction unless and until a definitive merger agreement and other transaction documentation satisfactory to the Investors and recommended by the Special Committee and approved by the Company's Board of Directors is executed and delivered.

     The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the present board of directors of the Company, a change to the present capitalization or dividend policy of the Company, the delisting of the Company's securities from the New York Stock Exchange, and the causing of a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Warburg Pincus Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

A copy of the Proposal Letter is filed as Exhibit 3 herein, and is incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, none of the Warburg Pincus Reporting Persons, nor to the knowledge of the Warburg Pincus Reporting Persons, any of the persons named on Schedule I hereto, as of the date hereof, beneficially own any shares of Class A Common Stock or Class B Common Stock. As a result of the matters described in Item 4 above, the Warburg Pincus Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, and certain of their affiliates. As a result, the Warburg Pincus Reporting Persons may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the Warburg Pincus Reporting Persons might be deemed to beneficially own, in the aggregate, (A)(i) the 23,945,683 shares of Class A Common Stock reported as beneficially owned by Mr. Neubauer on that certain

Amendment No. 16 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on May 1, 2006 (the "Neubauer 13D/A") and (ii) the 23,945,683 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer on the Neubauer 13D/A, which shares constitute the 23,945,683 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by Mr. Neubauer and (B) the 2,038,672 shares of Class B Common Stock that the Warburg Pincus Reporting Persons have been advised may be deemed to be beneficially owned by Goldman, Sachs & Co. ("Goldman Sachs") or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). Except as described above with respect to Mr. Neubauer and Goldman Sachs, the Warburg Pincus Reporting Persons do not have actual knowledge of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, and certain of their affiliates, including, without limitation, Goldman Sachs and GS Group. The foregoing summary of the Neubauer 13D/A is qualified in its entirety by reference to such filing.

     The percentage of outstanding Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons is approximately 41.2% and 17.9%, respectively. The foregoing percentages are based on 58,116,549 shares of Class A Common Stock and 121,287,341 shares of Class B Common Stock outstanding at April 28, 2006, as reported in the Company's Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 10, 2006.

     Each of the Warburg Pincus Reporting Persons hereby disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners or Thomas H. Lee Partners, and their respective affiliates, including, without limitation, Goldman Sachs and GS Group. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any Warburg Pincus Reporting Person has an obligation to file this Schedule 13D.

     (b) None of the Warburg Pincus Reporting Persons, nor to the knowledge of the Warburg Pincus Reporting Persons, any of the persons named on Schedule I hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Common Stock or Class B Common Stock.

     (c) Except as disclosed in this Schedule 13D, none of the Warburg Pincus Reporting Persons, nor to the knowledge of Warburg Pincus Reporting Persons, any of the persons named on Schedule I hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A Common Stock or Class B Common Stock.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this 13D and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Warburg Pincus Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated May 11, 2006, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on
            Schedule 13D.

Exhibit 2   Highly Confident Letter, dated April 30, 2006.

Exhibit 3   Proposal Letter, dated May 1, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006


                          WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                          By: Warburg Pincus IX, LLC, its General Partner,
                              By: Warburg Pincus Partners, LLC, its Sole Member,
                                      By: Warburg Pincus & Co., its Managing
                                           Member



                          By:    /s/ Scott A. Arenare
                                 -----------------------------------------------
                                 Name:   Scott A. Arenare
                                 Title:  Partner


                          WARBURG PINCUS IX, LLC

                          By:  Warburg Pincus Partners, LLC, its Sole
                               Member,
                               By:  Warburg Pincus & Co., its Managing
                                       Member



                           By:    /s/ Scott A. Arenare
                                 -----------------------------------------------
                                 Name:   Scott A. Arenare
                                 Title:  Partner


                          WARBURG PINCUS PARTNERS, LLC

                          By:  Warburg Pincus & Co., its Managing Member



                          By:    /s/ Scott A. Arenare
                                 -----------------------------------------------
                                 Name:   Scott A. Arenare
                                 Title:  Partner

                          WARBURG PINCUS LLC



                          By:    /s/ Scott A. Arenare
                                 -----------------------------------------------
                                 Name:   Scott A. Arenare
                                 Title:  Managing Director


                          WARBURG PINCUS & CO.


                          By:    /s/ Scott A. Arenare
                                 -----------------------------------------------
                                 Name:   Scott A. Arenare
                                 Title:  Partner



                               By:  /s/ Charles R. Kaye
                                    --------------------------------------------
                                     Name: Charles R. Kaye
                                     By:   Scott A. Arenare, Attorney-in-Fact*



                               By:  /s/ Joseph P. Landy
                                    --------------------------------------------
                                     Name: Joseph P. Landy
                                     By:   Scott A. Arenare, Attorney-in-Fact**




* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                                           SCHEDULE I
                                                           ----------


Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity IX, L.P. ("WP IX") is Warburg Pincus Partners, LLC ("WP Partners LLC"), a direct subsidiary of WP. WP, WP IX, WP Partners LLC and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------


                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
       NAME                             WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare          Partner of WP; Member and Managing Director of WP LLC
Gregory Back              Partner of WP; Member and Managing Director of WP LLC
David Barr                Partner of WP; Member and Managing Director of WP LLC
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
Mark Colodny              Partner of WP; Member and Managing Director of WP LLC
David A. Coulter          Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
Michael Graff             Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris         Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen            Partner of WP; Member and Managing Director of WP LLC
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
Julie A. Johnson Staples  Partner of WP; Member and Managing Director of WP LLC
Chansoo Joung             Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan            Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
Henry Kressel             Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse               Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
Philip Mintz              Partner of WP; Member and Managing Director of WP LLC
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
James Neary               Partner of WP; Member and Managing Director of WP LLC
Bilge Ogut                Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus          Partner of WP; Member and Chairman of WP LLC
Michael F. Profenius      Partner of WP; Member and Managing Director of WP LLC
Stan Raatz                Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht          Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse              Partner of WP; Member and Managing Director of WP LLC
Patrick Sullivan          Partner of WP; Member and Managing Director of WP LLC
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner     Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein        Partner of WP; Member and Vice Chairman of WP LLC
John R. Vrolyk            Partner of WP; Member and Managing Director of WP LLC
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC
David J. Wenstrup         Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman         Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
WP & Co. Partners, L.P.**
Warburg Pincus VP
Partnership, L.P.***
------------------------- ------------------------------------------------------

------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP *** Delaware limited partnership; primary activity is ownership interest in WP

                                MEMBERS OF WP LLC
                                -----------------

------------------------- ------------------------------------------------------
                               PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                TO POSITION WITH WP LLC, AND POSITIONS
      NAME                           WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare          Member and Managing Director of WP LLC; Partner of WP
Gregory Back              Member and Managing Director of WP LLC; Partner of WP
David Barr                Member and Managing Director of WP LLC; Partner of WP
Harold Brown              Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney            Member and Managing Director of WP LLC; Partner of WP
Stephen John Coates (1)   Member and Managing Director of WP LLC
Mark Colodny              Member and Managing Director of WP LLC; Partner of WP
David A. Coulter          Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt           Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter          Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis             Member and Managing Director of WP LLC; Partner of WP
Rajiv Ghatalia (2)        Member and Managing Director of WP LLC
Michael Graff             Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett        Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris         Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen            Member and Managing Director of WP LLC; Partner of WP
William H. Janeway        Member and Vice Chairman of WP LLC; Partner of WP
Julie A. Johnson Staples  Member and Managing Director of WP LLC; Partner of WP
Chansoo Joung             Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan            Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye           Managing Member and Co-President of WP LLC; Managing
                          General Partner of WP
Rajesh Khanna (2)         Member and Managing Director of WP LLC
Henry Kressel             Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse               Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy           Managing Member and Co-President of WP LLC; Managing
                          General Partner of WP
Sidney Lapidus            Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee               Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff          Member and Managing Director of WP LLC; Partner of WP
Jeff Leng (3)             Member and Managing Director of WP LLC
David Li (4)              Member and Managing Director of WP LLC
Nicholas J. Lowcock (1)   Member and Managing Director of WP LLC
Philip Mintz              Member and Managing Director of WP LLC; Partner of WP
Rodman W. Moorhead III    Member and Managing Director of WP LLC; Partner of WP
James Neary               Member and Managing Director of WP LLC; Partner of WP
Bilge Ogut                Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak              Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus          Member and Chairman of WP LLC; Partner of WP
Pulak Chandan Prasad (2)  Member and Managing Director of WP LLC
Michael F. Profenius      Member and Managing Director of WP LLC; Partner of WP
Stan Raatz                Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht          Member and Managing Director of WP LLC; Partner of WP
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (5)      Member and Managing Director of WP LLC
Mimi Strouse              Member and Managing Director of WP LLC; Partner of WP
Patrick Sullivan          Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (4)          Member and Managing Director of WP LLC
Barry Taylor              Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner     Member and Managing Director of WP LLC; Partner of WP
Simon Turton (1)          Member and Managing Director of WP LLC

John L. Vogelstein        Member and Vice Chairman of WP LLC; Partner of WP
John R. Vrolyk            Member and Managing Director of WP LLC; Partner of WP
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
David J. Wenstrup         Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (1)          Member and Managing Director of WP LLC
Jeremy S. Young (1)       Member and Managing Director of WP LLC
Rosanne Zimmerman         Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*
------------------------- ------------------------------------------------------


     (1) Citizen of United Kingdom
     (2) Citizen of India
     (3) Citizen of China
     (4) Citizen of Hong Kong
     (5) Citizen of Canada

* New York limited liability company; primary activity is ownership interest in WP and WP LLC